File No. 812-[___]

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

As filed with the Securities and Exchange Commission on June 23, 2022
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

TOUCHSTONE ETF TRUST
TOUCHSTONE STRATEGIC TRUST
TOUCHSTONE FUNDS GROUP TRUST
TOUCHSTONE VARIABLE SERIES TRUST
AND

TOUCHSTONE ADVISORS, INC.
303 Broadway, Suite 1100, Cincinnati, Ohio 45202

Please direct all communications regarding this Application to:

Meredyth A. Whitford-Schultz
303 Broadway, Suite 1100, Cincinnati, Ohio 45202

With a copy to:
Clair E. Pagnano K&L Gates LLP
State Street Financial Center, One Lincoln Street,
Boston, MA 02111

This Application (including Exhibits) contains 20 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: TOUCHSTONE ETF TRUST, TOUCHSTONE STRATEGIC TRUST, TOUCHSTONE VARIABLE SERIES TRUST, TOUCHSTONE FUNDS GROUP TRUST, AND TOUCHSTONE ADVISORS, INC.	) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Investment Company Act of 1940
File No. 812-
I.INTRODUCTION
Touchstone ETF Trust, Touchstone Funds Group Trust, Touchstone Strategic Trust, and Touchstone Variable Series Trust (each, a “Trust” and together, the “Trusts”), each a registered open-end management investment company that offers one or more series of shares (each, a “Fund” and collectively, as applicable, the “Funds”), on behalf of each Fund of each Trust and Touchstone Advisors, Inc. (the “Adviser” and together with the Trusts, the “Applicants”),1 hereby submit this application (the “Application”), to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of each Trust (the “Board” or “Trustees”),2 including a majority of those who are not “interested persons” of each Trust or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment subadvisers (each a “Subadviser” and collectively, the “Subadvisers”) for all or a portion of the assets of one or more of the Funds pursuant to an investment subadvisory agreement with each Subadviser (each a “Subadvisory Agreement” and collectively, the “Subadvisory Agreements”); and (ii) materially amend Subadvisory Agreements with the Subadvisers. As used herein, a “Subadviser” for a Fund is any investment adviser that enters into a Subadvisory Agreement with respect to a Fund.
Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”). Unlike previous exemptions that the Commission has granted only with respect to certain wholly-owned and non-affiliated subadvisers, but consistent with the relief recently granted to Carillon Series
1 The term “Adviser” means (i) the Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Adviser or its successors that serves as the primary adviser to a Subadvised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2 The term “Board” also includes the board of trustees or directors of a future Subadvised Fund (as defined below), if different from the board of trustees of the Trust.

Trust and Carillon Tower Advisers, Inc. (“Carillon”),3 the relief described in this Application would also extend to any Subadviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund or the Adviser for reasons other than serving as investment subadviser to one or more Funds (an “Affiliated Subadviser”).4
Applicants request that the relief sought herein apply to any existing and future Fund of the Trusts, as well as to any existing and future Funds and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that currently uses the multi-manager structure described in this Application, a “Subadvised Fund” and collectively, the “Subadvised Funds”).5 Prior to relying on the order requested herein, each existing Subadvised Fund will hold a shareholder meeting where shareholders will be asked to approve reliance on this order. Such existing Subadvised Fund will only rely on the order requested herein if the operation of such Subadvised Fund in the manner described in this Application is approved by a majority of the Subadvised Fund’s outstanding voting securities, as defined in the 1940 Act, and consistent with the requirements of Condition 1 herein.
Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Subadvisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers.
For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Subadvisers and costs associated with the proxy solicitation to approve new or amended Subadvisory Agreements.

II.BACKGROUND
A.The Trusts
The Touchstone ETF Trust and Touchstone Funds Group Trust are registered under the 1940 Act as an open-end management investment company organized as a Delaware statutory trust. The Touchstone Strategic Trust and the Touchstone Variable Series Trust are registered under the 1940 Act as an open-end management investment company organized as Massachusetts business trusts. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund. The Board consists of eight (8) trustees, six (6) of whom serve as Independent Trustees.
3 See infra Section IV.C. The Commission previously granted an order to the Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Variable Series Trust, Touchstone Tax Free Trust, and the Adviser (the “Prior Applicants”), that permitted the Prior Applicants to enter into and materially amend subadvisory agreements with respect to non-affiliated subadvisers without shareholder approval and granted relief from certain disclosure requirements for certain Series of the Trusts. See In the Matter of Touchstone Investment Trust, Touchstone Strategic Trust, Touchstone Tax Free Trust, Touchstone Variable Series Trust, and Touchstone Advisors, Inc., Investment Company Act Release Nos. 25606 (June 6, 2002) (notice) and 25675 (July 2, 2002) (order) (the “Prior Order”). The requested order would supersede the Prior Order.
4 Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

5 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that currently are, or that currently intend to be, Subadvised Funds are identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

The Trusts offers shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions. The Adviser has retained Subadvisers to provide investment advisory services to certain of the Funds.6
B.The Adviser
Touchstone Advisors, Inc., with its business address at 303 Broadway, Suite 1100, Cincinnati, Ohio 45202, is an Ohio corporation. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as investment adviser to the Funds. The Adviser is a wholly-owned subsidiary of IFS Financial Services, Inc., which is a wholly-owned subsidiary of Western-Southern Life Assurance Company. Western-Southern Life Assurance Company is a wholly-owned subsidiary of The Western and Southern Life Insurance Company, which is a wholly-owned subsidiary of Western & Southern Financial Group, Inc. Western & Southern Financial Group Inc. is a wholly-owned subsidiary of Western & Southern Mutual Holding Company (collectively, “Western and Southern”). The Adviser serves as investment adviser to each Fund pursuant to an investment management agreement with the Fund (each, an “Investment Management Agreement” and together the “Investment Management Agreements”). Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.
Consistent with the terms of a Subadvised Fund’s Investment Management Agreement, the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Fund to a Subadviser. The Adviser retains overall responsibility for the management and investment of the assets of all Subadvised Funds. With respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Subadvisers, and allocating the portion of that Subadvised Fund’s assets to any given Subadviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Subadvisers for the Subadvised Funds, and monitors and reviews each Subadviser and its performance and its compliance with the applicable Subadvised Fund’s investment policies and restrictions.
Each Investment Management Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Management Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Fund in the same manner and with the same force and effect as such Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible for effecting transactions for each Fund and selecting brokers or dealers to execute such transactions for each Fund. The Adviser will periodically review each Fund’s investment policies and strategies and, based on the need of a particular Fund, may recommend changes to the investment policies and strategies of the Fund for consideration by the Board. The Adviser also performs, subject to the direction and control of the Board, such administrative and management services as may from time to time be reasonably requested by a Fund.
Each Investment Management Agreement permits or will permit the Adviser to enter into Subadvisory Agreements with one or more Subadvisers. Pursuant to its authority under the Investment Management Agreements, the Adviser has entered or will enter into Subadvisory Agreements as described below under “The Subadvisers.” If the name of any Subadvised Fund contains the name of a subadviser, the name of the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the subadviser.
For its services to each Fund, the Adviser receives or will receive an investment management fee from that Fund as specified in the applicable Investment Management Agreement. The investment management fees are calculated based
6 There are 4 Subadvised Funds that currently intend to rely on the requested order. The prospectus for a Subadvised Fund will include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below. If a Subadvised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Fund will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Subadvisers and materially amend an existing Subadvisory Agreement without soliciting further shareholder vote.

on the average of the net asset value of the particular Fund as of the close of business on each business day during the month.
C.The Subadvisers and the Subadvised Funds
Pursuant to the authority under the Investment Management Agreements, the Adviser may enter into Subadvisory Agreements with various Subadvisers on behalf of the Funds. The Adviser has entered into Subadvisory Agreements with: (1) Fort Washington Investment Advisors, Inc. (“Fort Washington”), which serves as the Subadviser for the Touchstone Dividend Select ETF, Touchstone Strategic Income Opportunities ETF, Touchstone US Large Cap Focused ETF, and Touchstone Ultra Short Income ETF, each a series of the Touchstone ETF Trust; Touchstone Balanced Fund, Touchstone Bond Fund, Touchstone Common Stock Fund, and Touchstone Small Company Fund, each a series of the Touchstone Variable Series Trust; Touchstone Focused Fund, Touchstone Large Cap Focused Fund, Touchstone Strategic Income Opportunities Fund, Touchstone Balanced Fund, Touchstone Small Company Fund and Touchstone International Equity Fund, each a series of Touchstone Strategic Trust; Touchstone Ultra Short Duration Fixed Income Fund, Touchstone Active Bond Fund, Touchstone High Yield Fund, and Touchstone Dividend Equity Fund, each a series of Touchstone Funds Group Trust; (2) Westfield Capital Management Company, L.P. (“Westfield”), which serves as the Subadviser for the Touchstone Growth Opportunities Fund and Touchstone Mid Cap Growth Fund, each a series of the Touchstone Strategic Trust; (3) Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors (“Barrow”), which serves as the Subadviser for the Touchstone Value Fund, a series of the Touchstone Strategic Trust; (4) Bramshill Investments LLC (“Bramshill”), which serves as the Subadviser for the Touchstone Flexible Income Fund, a series of the Touchstone Strategic Trust; (5) Sands Capital Management, LLC (“Sands”), which serves as the Subadviser for the Touchstone Sands Capital Emerging Markets Growth Fund and the Touchstone Sands Capital International Growth Fund, each a series of the Touchstone Strategic Trust; Touchstone Sands Capital Select Growth Fund, a series of the Touchstone Funds Group Trust; (6) London Company of Virginia d/b/a The London Company (“London”), which serves as the Subadviser for the Touchstone Large Cap Fund, a series of the Touchstone Strategic Trust; Touchstone Small Cap Fund and Touchstone Mid Cap Fund, each a series of the Touchstone Funds Group Trust; (7) Rockefeller & Co., LLC (“Rockefeller”), which serves as the Subadviser for the Touchstone Global ESG Equity Fund (to be named the Touchstone Non-US ESG Equity Fund), a series of the Touchstone Strategic Trust; Touchstone International ESG Equity Fund, a series of the Touchstone Funds Group Trust; (8) DSM Capital Partners LLC (“DSM”), which serves as the Subadviser for the Touchstone Large Company Growth Fund and Touchstone International Growth Fund, each a series of the Touchstone Strategic Trust; (9) TOBAM S.A.S. (“TOBAM”), which serves as a Subadviser for the Touchstone Anti-Benchmark® U.S. Core Equity Fund, a series of the Touchstone Strategic Trust; Touchstone Anti-Benchmark International Core Equity Fund, a series of the Touchstone Funds Group Trust; (10) Sage Advisory Services, Ltd. Co. (“Sage”), which serves as a Subadviser for the Touchstone Core Municipal Bond Fund, a series of the Touchstone Strategic Trust; (11) Leeward Investments, LLC ("Leeward"), which serves as a Subadviser for the Touchstone Mid Cap Value Fund, and the Touchstone Small Cap Value Fund, each a series of the Touchstone Funds Group Trust; (12) EARNEST Partners, LLC (“Earnest”), which serves as the Subadviser for the Touchstone Impact Bond Fund, a series of the Touchstone Funds Group Trust; (13) Ares Capital Management II, LLC (“Ares”), which serves as the Subadviser for the Touchstone Ares Credit Opportunities Fund, a series of the Touchstone Funds Group Trust; (14) Wilshire Advisors, LLC (“Wilshire”), which serves as the Subadviser for the Touchstone Dynamic Allocation Fund, a series of the Touchstone Strategic Trust.
Fort Washington is a wholly-owned subsidiary of Western & Southern and is therefore an affiliate of the Adviser. Westfield, Barrow, Bramshill, Sands, London, Rockefeller, DSM, TOBAM, Wilshire, Leeward, Earnest, Ares, and Sage, are each a Non-Affiliated Subadviser (as defined below). The Adviser also may, in the future, enter into Subadvisory Agreements with other Subadvisers on behalf of these and other Funds.
With respect to Fort Washington and any future Subadviser that is wholly owned by Western and Southern, Western and Southern has overall responsibility for the affairs of such Subadviser, and generally must approve certain actions by that Subadviser that could materially affect the operations of Western and Southern and its affiliates as a group. Fort Washington has, and any future Subadviser will have, their own employees who would provide investment services to a Subadvised Fund.
The Subadvisers are, and any future Subadvisers will be, “investment advisers” to the Subadvised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, the Subadvisers are, and any future Subadvisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple Subadvisers for one or more of the Subadvised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Fund’s assets among the Subadvisers.

The Adviser engages or will engage in an ongoing analysis of the continued advisability of retaining a Subadviser and makes recommendations to the Board as needed. The Adviser also negotiates and renegotiates the terms of the Subadvisory Agreements with a Subadviser, including the fees paid to the Subadvisers, and makes recommendations to the Board as needed.
The Subadvisers, subject to the oversight of the Adviser and the Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that they select.7The Subadvisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and assist or will assist the Adviser to maintain the Subadvised Funds’ compliance with the relevant requirements of the 1940 Act. The Subadvisers monitor or will monitor the respective Subadvised Funds’ investments and provide or will provide periodic reports to the Board and the Adviser. The Subadvisers also make or will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Funds.
The Subadvisory Agreements were or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.
The terms of each Subadvisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement will set forth the duties of the Subadviser and precisely describe the compensation paid to the Subadviser.
After an initial two-year period, the terms of the Subadvisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. The Board dedicates substantial time to review contract matters, including matters relating to Investment Management Agreements and Subadvisory Agreements. With respect to each Subadvised Fund, the Board will review comprehensive materials received from the Adviser, the Subadviser, independent third parties and independent counsel. Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.
The Board will review information provided by the Adviser and Subadvisers when it is asked to approve or renew Subadvisory Agreements. A Subadvised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Management Agreements and any applicable Subadvisory Agreements is available in the Subadvised Funds’ annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board is maintained as part of the records of the respective Subadvised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.
Pursuant to each Subadvisory Agreement, the Adviser has agreed or will agree to pay each Subadviser a fee, based on the percentage of the assets of a Subadvised Fund, from the fee received by the Adviser from a Subadvised Fund under the Investment Management Agreement (the “Subadvisory fees”).8 Each Subadviser will bear its own expenses of providing investment management services to a Subadvised Fund.
III.REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.
7 For the purposes of this Application, a “Subadviser” also includes an investment subadviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Subadvised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.
8 A Subadvised Fund also may pay advisory fees directly to a Subadviser.

IV.APPLICABLE LAW AND DISCUSSION
A.Shareholder Vote
1.Regulatory Background
Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”
Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Subadvisers are deemed to be within the definition of an “investment adviser” and, therefore, the Subadvisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Management Agreements.
Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Subadvised Fund to approve Subadvisory Agreements whenever the Adviser proposes to the Board to hire new Subadvisers for a Subadvised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to Subadvisory Agreements.
The Subadvisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Subadvisers.9 Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Subadvisers. Each Subadviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Subadvisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.
2.Requested Relief
Applicants seek relief to (i) select Subadvisers, including Affiliated Subadvisers, for all or a portion of the assets of a Subadvised Fund and enter into Subadvisory Agreements and (ii) materially amend Subadvisory Agreements with such Subadvisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a Subadvised Fund, or may operate a Subadvised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.
(a)Operations of the Trust
Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including subadvisory contracts.10 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.11 The relief sought in this Application is consistent with this public policy.
9 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.
10 See Section 1(b)(6) of the 1940 Act.
11 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for subadvised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and, instead, the investment adviser selects, oversees, and evaluates subadvisers who ultimately are responsible for the day-to-day investment decisions.
Primary responsibility for management of a Subadvised Fund’s assets, including the selection and oversight of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Subadvisers in the Adviser in light of Applicants’ multi-manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Subadvisers. The Adviser has the requisite expertise to evaluate, select and oversee the Subadvisers. The Adviser will not normally make day-to- day investment decisions for a Subadvised Fund.12
From the perspective of the shareholder, the role of the Subadvisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Subadvisers are each charged with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a Subadviser who is in the best position to achieve a Subadvised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Fund and a Subadvised Fund’s total investment performance.
Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Subadviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreements and the Subadvisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Subadvised Funds in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.
In addition, the Adviser and the Board will consider the reasonableness of the Subadvisers’ compensation with respect to each Subadvised Fund for which the Subadvisers will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Subadvised Fund, and the Subadvisers’ fees are payable by the Adviser,13 the Subadvisers’ fees directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.
With respect to oversight, Applicants note that the Adviser performs and will perform substantially identical oversight of all Subadvisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.
(b)Lack of Economic Incentives
In allocating the management of Subadvised Fund assets between itself and one or more Subadvisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a Subadvised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest. In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any subadvisory arrangement when the Board is considering, with respect to a Subadvised Fund, a change in Subadviser or an existing Subadvisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Subadvisers or any renewal of an existing Subadvisory Agreement is in the best interests of the Subadvised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a Subadviser, or any officer or Trustee of a Subadvised Fund or any officer or board member of the Adviser derives an inappropriate advantage.
Applicants note that, consistent with the relief recently granted to Carillon, the relief Applicants are requesting would not be subject to two conditions that were customary in exemptive orders for similar relief granted prior to Carillon,
12 Although the Adviser will not normally make such day-to-day investment decisions, it may manage all or a portion of a Subadvised Fund.
13 A Subadvised Fund also may pay advisory fees directly to a Subadviser.

including (i) restrictions on the ownership of interest in Subadvisers by trustees and officers of Subadvised Funds and the Adviser, and (ii) a requirement that the Adviser provide the Board with profitability reports each quarter. Applicants believe eliminating these conditions is appropriate with respect to the requested relief. As to the condition on ownership, Applicants assert that restricting ownership of interests in a Subadviser by trustees and officers would not be meaningful where the Adviser may itself own an interest in the Subadviser and the Subadviser may be selected for a Subadvised Fund under the requested relief.14 As to the condition requiring quarterly profitability reports, Applicants note that the Board reviews and will continue to review profitability information at the time of any proposed Subadviser change (see condition 7) and as part of its annual review of each Subadvisory Agreement pursuant to Section 15(c) of the 1940 Act.
Applicants also note that, consistent with the relief recently granted to Carillon, the relief Applicants are requesting would extend to Affiliated Subadvisers. Applicants note that, prior to Carillon, the Commission granted the requested relief solely with respect to certain wholly-owned and non-affiliated subadvisers through numerous exemptive orders. That relief was premised on the fact that such a Subadviser serves in the same limited capacity to that of an individual portfolio manager. Consistent with the relief granted to Carillon, Applicants believe this same rationale supports extending the requested relief to Affiliated Subadvisers. Moreover, Applicants note that, while the Adviser’s judgment in recommending a Subadviser can be affected by certain conflicts of interest or economic incentives, they do not warrant denying the extension of the requested relief to Affiliated Subadvisers. For one, the Adviser faces those conflicts and incentives in allocating fund assets between itself and a Subadviser, and across Subadvisers, as it has an interest in considering the benefit it will receive, directly or indirectly, from the fee the fund pays for the management of those assets. Moreover, the Adviser has employed and will continue to employ the same methodology to evaluate potential conflicts of interest, regardless of the affiliation between the Adviser and Subadvisers.
While the selection and retention of Affiliated Subadvisers by the Adviser potentially presents different or additional conflicts of interest than may be the case with Non-Affiliated or Wholly-Owned Subadvisers, the proposed terms and conditions of the requested relief are designed to address the potential conflicts of interest with respect to both those common to all types of Subadvisers and specific to Affiliated Subadvisers. In particular, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.
(c)Benefits to Shareholders
Without the requested relief, when a new Subadviser is retained by the Adviser on behalf of a Subadvised Fund, the shareholders of the Subadvised Fund are required to approve the Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement with a Subadviser is amended in any material respect, approval by the shareholders of the affected Subadvised Fund is required. Moreover, if a Subadvisory Agreement with a Subadviser is “assigned” as a result of a change in control of the Subadviser, the shareholders of the affected Subadvised Fund will be required to approve retaining the existing Subadviser. In all these instances the need for shareholder approval requires a Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Subadviser or one whose management team has parted ways with the Subadviser, potentially harmful to a Subadvised Fund and its shareholders.
As noted above, shareholders investing in a Fund that has a Subadviser are effectively hiring the Adviser to manage a Subadvised Fund’s assets by overseeing, monitoring and evaluating the Subadviser rather than by the Adviser hiring its own employees to oversee the Subadvised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Subadvised Fund are paying the Adviser the selection, oversight and evaluation of Subadvisers, including Affiliated Subadvisers without incurring unnecessary delays or expenses is appropriate and in the interest of a Subadvised Fund’s shareholders and will allow such Subadvised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Subadviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Subadvised Fund will be able to hire or replace Subadvisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders.
Prior to Carillon, the Commission has previously granted the requested relief solely with respect to certain wholly-owned and non-affiliated subadvisers through numerous exemptive orders. That relief has permitted subadvised funds to avoid the time-intensive and expensive shareholder solicitation process with respect to hiring or making a material amendment to a Subadvisory Agreement with respect to such subadvisers. As discussed above, and consistent with the relief recently granted to Carillon, Applicants believe the same rationale supports extending the requested relief
14 Any Trustee of the Board that has an ownership interest in a Subadviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

to Affiliated Subadvisers as well, and while Affiliated Subadvisers may give rise to different or additional conflicts of interests, the proposed terms and conditions, including the enhanced oversight by the Board, address such potential conflicts. Moreover, treating all Subadvisers equally under the requested relief might help avoid the selection of Subadvisers potentially being influenced by considerations regarding the applicable regulatory requirements (i.e., whether a shareholder vote is required) and the associated costs and delays.15
If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the Investment Management Agreements and Subadvisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Subadviser.
3.Shareholder Notification
With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Fund will include all information required by Form N-1A concerning the Subadvisers, including Affiliated Subadvisers, if the requested relief is granted. If a new Subadviser is retained, an existing Subadviser is terminated, or a Subadvisory Agreement is materially amended, a Subadvised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.
If new Subadvisers are hired, the Subadvised Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Subadvised Fund, that Subadvised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;16 and (b) a Subadvised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Subadvised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Subadvisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.
Prior to any Subadvised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to a Subadvised Fund offering its shares.
B.Fee Disclosure
1.Regulatory Background
Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”
15 The Adviser is responsible for selecting Subadvisers in the best interests of the Subadvised Funds, regardless of the costs or timing constraints that may be associated with the process of seeking shareholder approval of Subadvisory Agreements and material amendments thereto.
16 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Subadvised Fund.
A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Subadviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Subadviser. The exemption from Regulation S-X requested below would permit a Subadvised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
2.Requested Relief
Applicants seek relief to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Subadvisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07 (2)(a), (b) and (c) of Regulation S-X.17 The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Subadvised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Subadvised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the Subadvisers would not serve any meaningful purpose.
As noted above, the Adviser may operate Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by overseeing, evaluating, monitoring and recommending Subadvisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the Subadvisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to each Investment Management Agreement, the Adviser compensates the Subadvisers directly.18 Disclosure of the individual fees that the Adviser would pay to the Subadvisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Subadvisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Subadvisers are to inform shareholders of expenses to be charged by a particular Subadvised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Subadvised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a Subadvised Fund’s fees and expenses are and will be able to compare the advisory fees a Subadvised Fund is charged to those of other investment companies.
Indeed, in a more conventional arrangement, requiring the Subadvised Funds to disclose the fees negotiated between the Adviser and the Subadvisers would be the functional equivalent of requiring single adviser investment
17 As used herein, a “Wholly-Owned Subadviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Subadviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Subadviser serves as a subadviser to one or more Funds.
Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person.
18 A Subadvised Fund also may pay advisory fees directly to a Subadviser.

companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers. There are no policy reasons that require shareholders of the Subadvised Funds to be informed of the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.19The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Subadvisers, including Affiliated Subadvisers. The Adviser’s ability to negotiate with the various Subadvisers would be adversely affected by public disclosure of fees paid to each Subadviser. If the Adviser is not required to disclose the Subadvisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Subadviser’s “posted” amounts as the rate would not be disclosed to the Subadviser’s other clients. Moreover, if one Subadviser is aware of the advisory fee paid to another Subadviser, the Subadviser would likely take it into account in negotiating its own fee.
Prior to Carillon, the Commission has previously granted the requested relief solely with respect to Wholly-Owned and Non-Affiliated Subadvisers through numerous exemptive orders. That relief only permitted the disclosure of aggregate fees paid to Wholly-Owned and Non-Affiliated Subadvisers and required disclosure of individual fees paid to Affiliated Subadvisers. If the requested relief under Section 15(a) of the 1940 Act is granted to extend to Affiliated Subadvisers, consistent with the relief recently granted to Carillon, Applicants believe it is appropriate to permit each Subadvised Fund to disclose only aggregate fees paid to Affiliated Subadvisers for the same reasons that similar relief has been granted to Wholly-Owned and Non-Affiliated Subadvisers, as discussed above.
C.Precedent
    Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Affiliated Subadvisers, as well as Wholly-Owned Subadvisers and Non-Affiliated Subadvisers, have been granted previously by the Commission to Carillon Series Trust, et al. (“Carillon”), Investment Company Act Release Nos. 33464 (May 2, 2019) (notice) and 33494 (May 29, 2019) (order). Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and relief from the disclosure requirements of the rules and forms discussed herein for Subadvisers including Affiliated Subadvisers have been granted previously by the Commission with respect to Wholly-Owned and Non-Affiliated Subadvisers. See, e.g., Columbia Funds Series Trust, et al., Investment Company Act Release Nos. 33495 (May 30, 2019) (notice) and 33519 (June 26, 2019) (order); Symmetry Panoramic Trust and Symmetry Partners, LLC, Investment Company Act Release Nos. 33452 (April 23, 2019) (notice) and 33519 (May 21, 2019) (order); Monteagle Funds and Nashville Capital Corporation, Investment Company Act Release Nos. 33379 (February 21, 2019) (notice) and 33463 (April 30, 2019) (order); Victory Capital Management Inc. et. al, Investment Company Act Release Nos. 33369 (February 6, 2019) (notice) and 33387 (March 5, 2019) (order); TigerShares Trust, Investment Company Act Release Nos. 33334 (December 20, 2018) (notice) and 33350 (January 29, 2019) (order); Investment Managers Series Trust and 361 Capital, LLC, Investment Company Act Release Nos. 33323 (December 14, 2018) (notice) and 33349 (January 29, 2019) (order); Cushing Asset Management, LP and Cushing ETF Trust, Investment Company Act Release Nos. 33285 (October 30, 2018) (notice) and 33307 (November 27, 2018) (order); Natixis Funds Trust I, et al., Investment Company Act Release Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); Advisors Asset Management, Inc. and ETF Series Solutions, Investment Company Act Release Nos. 33169 (July 24, 2018) (notice) and 33207 (August 21, 2018) (order); TriLine Index Solutions, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33159 (July 11, 2018) (notice) and 33192 (August 6, 2018) (order); SL Advisors, LLC and ETF Series Solutions, Investment Company Act Release Nos. 33158 (July 11, 2018) (notice) and 33193 (August 6, 2018) (order); DMS ETF Trust I, et al., Investment Company Act Release Nos. 33156 (July 10, 2018) (notice) and 33196 (August 7, 2018) (order).

    For the reasons set forth above, Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
19 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that, with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Subadviser. In addition to this disclosure with respect to portfolio managers, Applicants state that, with respect to each Subadvised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Subadviser

V.CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
(1)Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be, or has been, approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.
(2)The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisers and recommend their hiring, termination, and replacement.
(3)The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Subadvisers for all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Subadvisers, (iv) monitor and evaluate the Subadvisers’ performance, and (v) implement procedures reasonably designed to ensure that Subadvisers comply with the Subadvised Fund’s investment objective, policies and restrictions.
(4)Subadvised Funds will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.
(5)At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
(6)Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
(7)Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
(8)The Board must evaluate any material conflicts that may be present in a subadvisory arrangement. Specifically, whenever a subadviser change is proposed for a Subadvised Fund (“Subadviser Change”) or the Board considers an existing Subadvisory Agreement as part of its annual review process (“Subadviser Review”):
(a)    the Adviser will provide the Board, to the extent not already being provided pursuant to section 15(c) of the 1940 Act, with all relevant information concerning:
(i)    any material interest in the proposed new Subadviser, in the case of a Subadviser Change, or the Subadviser in the case of a Subadviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Subadvisory Agreement may have on that interest;
(ii)    any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Subadviser Change or Subadviser Review, or (B) may be materially affected by the proposed Subadviser Change or Subadviser Review;
(iii)    any material interest in a Subadviser held directly or indirectly by an officer or Trustee of the Subadvised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)    any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Subadviser Change or Subadviser Review.
(b)    the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Subadviser Change or continuation after Subadviser Review is in the best interests of the Subadvised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Subadviser, any officer or Trustee of the Subadvised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.
(9)Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.
(10)In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
(11)Any new Subadvisory Agreement or any amendment to an existing Investment Management Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Fund will be submitted to the Subadvised Fund’s shareholders for approval.

VI.PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of this Application, are attached as Exhibits A-1 and A-2 to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 to this Application.
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 303 Broadway, Suite 1100, Cincinnati, Ohio 45202 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII.CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

Applicants have caused this Application to be duly signed on their behalf on the 23rd day of June, 2022.

TOUCHSTONE ETF TRUST

By: /s/     E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: President

TOUCHSTONE STRATEGIC TRUST

By: /s/     E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: President

TOUCHSTONE FUNDS GROUP TRUST

By: /s/     E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: President

TOUCHSTONE VARIABLE SERIES TRUST

By: /s/     E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: President

TOUCHSTONE ADVISORS, INC.

By: /s/ E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: Chief Executive Officer

EXHIBIT INDEX
A.    Certifications
1.    Certification of Touchstone ETF Trust, Touchstone Strategic Trust, Touchstone Funds Group Trust, and Touchstone Variable Series Trust
2.    Certification of Touchstone Advisors, Inc.
B.    Verifications
1.    Verification of Touchstone ETF Trust, Touchstone Strategic Trust, Touchstone Funds Group Trust, and Touchstone Variable Series Trust
2.    Verification of Touchstone Advisors, Inc.

Exhibit A-1
Certifications

The undersigned hereby certifies that he is the duly elected President of Touchstone ETF Trust, Touchstone Strategic Trust, Touchstone Funds Group Trust, and Touchstone Variable Series Trust (collectively, the “Trusts”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Declaration of Trust and By-laws of the Trusts have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trusts on June 8, 2022 in accordance with the By-laws of the Trusts and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of Touchtone Advisors, Inc. (“Touchstone” or the “Advisor”) be, and are hereby authorized to execute and file an expanded Manager-of-Managers exemptive order application, and any amendments thereto, with the Securities and Exchange Commission on behalf of each future series of each Trust, for an order exempting the Trust the Advisor from Section 15 (a) of the Investment Company Act of 1940, as amended (the “1940 Act”), as well as from certain disclosure requirements in rule 20a-1 under the 1940 Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (“1934 Act”), and sections 6-07(2)(a), (b), and (c) of Regulation S-X, or from any other provision of the 1940 Act, 1934 Act, or rules thereunder as may be deemed necessary or advisable upon the advice of counsel to the Trust that will allow the Advisor to enter into and materially amend sub-advisory agreements with sub-advisors without shareholder approval, in a form satisfactory to such officers and counsel to each Trust, the execution and filing of such application and any amendment thereto to be conclusive evidence of the Board’s authorization hereby; and

FURTHER RESOLVED, that the appropriate Touchstone officers be, and hereby are, authorized, empowered, and directed to take all actions, prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion and with advise of counsel to each Trust, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon; and

FURTHER RESOLVED, that all actions previously taken by the appropriate Touchstone officers to prepare and file such registration statements or amendments thereto, and to execute all documents necessary to give full effect to the foregoing resolution be, and hereby are, approved, authorized and deemed ratified.

Dated: June 23, 2022

By: /s/ E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Its: President

Exhibit A-2

Certification
The undersigned hereby certifies that he is the duly elected Chief Executive Officer of Touchstone Advisors, Inc. (the “Adviser”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and that as Chief Executive Officer of the Adviser, he is authorized to execute and file the Application on behalf of the Adviser.
Dated: June 23, 2022
By: /s/ E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Its: Chief Executive Officer

Exhibit B-1
Verification

    The undersigned states that he has duly executed the attached Application for an Exemptive Order dated June 23, 2022 for and on behalf of Touchstone ETF Trust, Touchstone Strategic Trust, Touchstone Funds Group Trust, and Touchstone Variable Series Trust (collectively, the “Trusts”); that he is the President of the Trusts; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
Dated: June 23, 2022
By:    /s/ E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: President

Exhibit B-2

Verification

    The undersigned states that he has duly executed the attached Application for an Exemptive Order dated June 23, 2022 for and on behalf of Touchstone Advisors, Inc. (the “Adviser”); that he is the President and Chief Executive Officer of the Adviser; and that all actions by directors, officers and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: June 23, 2022

By:    /s/E. Blake Moore, Jr.
Name: E. Blake Moore, Jr.
Title: Chief Executive Officer